

Mail Stop 3720

December 16, 2009

Mr. Matthew C. Diamond
Chief Executive Officer
Alloy, Inc.
151 West 26th Street, 11th Floor
New York, NY

> **RE:** **Alloy, Inc.**
> **Form 10-K for the Fiscal Year ended January 31, 2009**
> **Filed April 14, 2009, as amended May 15, 2009**
> **File No. 000-26023**

Dear Mr. Diamond:

We have reviewed your December 9, 2009 letter and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>

<u>Compensation Discussion and Analysis, page 13</u>

1. We note your response to prior comment 3 from our letter dated November 25, 2009. We note that the Compensation Committee "sets performance goals upon which awards of bonuses under the Plan are based" with respect to the compensation of your CEO and COO. In addition, you indicate that the Compensation Committee "determines whether or not the specifically set goals were attained…." In future filings, please disclose the specific threshold levels that must be reached for the CEO and COO to receive incentive

compensation under the Plan. For example, we note that you have disclosed the specific adjusted EBITDA and free cash flow levels achieved by the company in the fiscal year, but you have not disclosed the specifically set goal determined by the Compensation Committee prior to the end of the fiscal year. See Item 402(b)(2)(v) of Regulation S-K. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director